# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneSpan Inc., CIK 0001044777
CUSIP: 68287N100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1 MARINA PARK DRIVE, UNIT 1410, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001495115-23-000013
Filed by CIK 0001495115

## Reporting persons
- Legal & General Group Plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 2,034,493; sole dispositive power 0; shared dispositive power 2,107,589; aggregate amount beneficially owned 2,107,589 (5.31% of the class)
- Legal & General Investment Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 2,024,777; sole dispositive power 0; shared dispositive power 2,024,777; aggregate amount beneficially owned 2,024,777 (5.1% of the class)
- LGIM Managers (Europe) Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); member of a group; sole voting power 0; shared voting power 2,020,357; sole dispositive power 0; shared dispositive power 2,020,357; aggregate amount beneficially owned 2,020,357 (5.1% of the class)
- Legal & General UCITS ETF Plc: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); member of a group; sole voting power 0; shared voting power 2,020,357; sole dispositive power 0; shared dispositive power 2,020,357; aggregate amount beneficially owned 2,020,357 (5.1% of the class)
- Legal & General Investment Management America Inc: type of reporting person: investment adviser (IA), corporation (CO), other (OO); citizenship or place of organization: Illinois (IL); member of a group; sole voting power 0; shared voting power 9,716; sole dispositive power 0; shared dispositive power 82,812; aggregate amount beneficially owned 82,812 (0.2% of the class)
  Comment: CFTC registered Commodity Trading Advisor and Commodity Pool Operator, OSC and AMF registered portfolio in Canada

## Item 1. Issuer
Name of issuer: OneSpan Inc.
Address of issuer's principal executive offices: 1 MARINA PARK DRIVE, UNIT 1410, BOSTON, MA, 02210

## Item 2. Person Filing
Name of person filing: Legal & General Group Plc
Address of principal business office or, if none, residence: ONE COLEMAN STREET, LONDON, EC2R 5AA
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 2107589
Percent of class: 5.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2034493
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2107589

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
8 (a).LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED IS A DISCRETIONARY
INVESTMENT MANAGER AUTHORISED AND REGULATED BY THE UK FINANCIAL
CONDUCT AUTHORITY.
LEGAL & GENERAL UCITS ETF PLC IS ORGANISED AS AN
OPEN-ENDED INVESTMENT COMPANY WITH VARIABLE CAPITAL. THE COMPANY
IS STRUCTURED AS AN UMBRELLA FUND AND IS COMPRISED OF SEPARATE
SUB-FUNDS. THE COMPANY HAS SEGREGATED LIABILITY BETWEEN ITS FUNDS
AND IS ORGANISED UNDER THE LAWS OF IRELAND AS A PUBLIC LIMITED
COMPANY PURSUANT TO THE COMPANIES ACT (2014)
(AS AMENDED)(THE """"""""COMPANIES ACT""""""""). THE COMPANY HAS ENTERED INTO
A MANAGEMENT AGREEMENT WITH LGIM MANAGERS (EUROPE) LIMITED UNDER
WHICH THE MANAGER IS RESPONSIBLE FOR THE MANAGEMENT OF THE COMPANYS
AFFAIRS. LGIM MANAGERS (EUROPE) LIMITED IS A LIMITED LIABILITY
COMPANY INCORPORATED IN IRELAND AND AUTHORISED BY THE CENTRAL BANK
OF IRELAND AS A SUPER MANCO. THE MANAGER HAS APPOINTED LEGAL &
GENERAL INVESTMENT MANAGEMENT LIMITED AS INVESTMENT MANAGER FOR
EACH OF THE FUNDS. THE INVESTMENT MANAGER IS AUTHORISED AND
REGULATED BY THE UK FINANCIAL CONDUCT AUTHORITY. LEGAL & GENERAL
INVESTMENT MANAGEMENT AMERICA INC. IS AN INVESTMENT MANAGER REGULATED BY
THE SECURITIES AND EXCHANGE COMMISSION. LEGAL & GENERAL GROUP PLC
IS AN INSURANCE COMPANY AND MULTINATIONAL FINANCIAL SERVICES GROUP COMPANY.

Name of Persons Filing:

THIS STATEMENT IS FILED BY:
(i) Legal & General Group Plc
(ii) Legal & General Investment Management Ltd
(iii) LGIM Managers (Europe) Limited
(iv) Legal & General UCITS ETF Plc
(v) Legal & General Investment Management America Inc

8 (b). Address of Principal Business Office or, if none, Residence:

THE ADDRESS OF PRINCIPAL BUSINESS OFFICE IS:
(i) ONE COLEMAN STREET, LONDON, EC2R 5AA
(ii) ONE COLEMAN STREET, LONDON, EC2R 5AA
(iii) 70 SIR JOHN ROGERSONS QUAY, DUBLIN 2, IRELAND
(iv) 70 SIR JOHN ROGERSONS QUAY, DUBLIN 2, IRELAND
(v) 71 SOUTH WACKER DRIVE, SUITE 800, CHICAGO IL 60606

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the financial institutions in the group is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Legal & General Group Plc: Mary Ann Colledge, Head of Conduct Advisory (07/02/2025)
- Legal & General Investment Management Ltd: Mary Ann Colledge, Head of Conduct Advisory (07/02/2025)
- LGIM Managers (Europe) Limited: Mary Ann Colledge, Head of Conduct Advisory (07/02/2025)
- Legal & General UCITS ETF Plc: Mary Ann Colledge, Head of Conduct Advisory (07/02/2025)
- Legal & General Investment Management America Inc: Mary Ann Colledge, Head of Conduct Advisory (07/02/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.